SUB-ITEM 77K
                 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT


Effective June 8, 2005, KPMG, LLP ("KPMG") resigned as the independent registered public accounting firm of the Polaris Global Value series of Forum Funds. At a special meeting on June 8, 2005, the Board of Trustees ("Board") of Forum Funds approved Deloitte & Touche LLP ("DT") as the new independent registered public accounting firm for the registrant.

KPMG's reports for the past two fiscal years did not contain either an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During registrant's past two fiscal years and through the date of KPMG's resignation, the registrant had no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to KPMG's satisfaction would have caused them to make reference thereto in their reports on the financial statements for such years.

The decision to replace KPMG with DT as the new independent registered public accounting firm for the registrant was approved by the Audit Committee at a meeting on June 8, 2005.

Registrant has provided a copy of the disclosures contained in this Exhibit 77K to KPMG, prior to the date of filing of this Form N-SAR with the U.S. Securities and Exchange Commission, as required by Item 304(a)(3) of Form S-K. In addition, registrant has requested that KPMG confirm in a letter provided to registrant and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K, and KPMG's response addressed to the Commission is also included in this Exhibit 77K.